                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                  FORM U-3A-2

  Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
                   Provisions of the Public Utility Holding
                              Company Act of 1935
                     To Be Filed Annually Prior to March 1


                                  ENRON CORP.
                            (an Oregon corporation)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information. This Form is effective for the reporting period ended December 31, 1997.

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                 SEE  APPENDIX I.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                 SEE  APPENDIX II.

         3. The following information of the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a)     Number of kWh of electric energy sold at retail and wholesale:

                 Retail:          18,254,801,277  kWh
                 Wholesale:       26,934,624,000  kWh

         (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                 Number of kWh of electric energy distributed at retail outside state in which each Company is organized - None

         (c) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at wholesale outside the State in which each such company is organized, or at the State line:

                 26,656,139 kWh - Delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California.

                 28,857,101 Mcf of natural gas with ultimate use in California.

         (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

                 Portland General Electric Company ("PGE") purchased electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as Bonneville Power Administration ("BPA") and public utility districts, which are either located in or have generation facilities located outside the State of Oregon:

                 31,964,564 kWh - Delivery of electric energy is through BPA transmission lines to PGE interconnections in Oregon.

                 50,853,908 Mcf - Natural gas purchases outside the State of Oregon.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                  EXEMPT WHOLESALE GENERATORS

------------------------------------------------------------------------------------------------------------------------
                                 INCORPORATION/                                                               % ENRON
            SUBSIDIARY             FORMATION      CITY         STATE                      PURPOSE             OWNERSHIP
-------------------------------------------------------------------------------------------------------------------------
  Dabhol Power Company              India        Dabhol       Maharashstra          Own and operate power       80.00
                                                                                    plant in state of
                                                                                    Maharashtra, India
-------------------------------------------------------------------------------------------------------------------------
  Enron Europe Operations           England      London       England               To hold Enron Power        100.00
  Limited                                                                           Corp.'s equity
                                                                                    positions in the
                                                                                    various joint venture
                                                                                    projects being
                                                                                    developed in the United
                                                                                    Kingdom.
-------------------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV   China        Haikou,      China                 To develop, build, own,     50.00
                                                 Hainan                             operate, maintain,
                                                 Province                           manage, and administer
                                                                                    the power plant,
                                                                                    arrange financing for
                                                                                    the power plant, and
                                                                                    produce and sell
                                                                                    electricity.
-------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C  Delaware     Tehachapi    California            To own and operate a        78.33
                                                                                    107.25MW wind turbine
                                                                                    generation facility
                                                                                    under development near
                                                                                    Lake Benton, Minnesota,
                                                                                    and to sell the power
                                                                                    generated there at
                                                                                    wholesale.
-------------------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve         Turkey       Kavaklidere/ Turkey                To build and operate        50.00
  Ticaret A.S                                    Ankara                             power stations; to
                                                                                    generate wholesale
                                                                                    electrical energy.
-------------------------------------------------------------------------------------------------------------------------
  Zond Development Corporation      California   Tehachapi    California            To own and operate a        78.33
                                                                                    112MW wind turbine
                                                                                    generation facility
                                                                                    under development near
                                                                                    Alta, Iowa, and to sell
                                                                                    the power generated
                                                                                    there at wholesale.
-------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystems          California   Tehacahapi   California            To own and operate a         0.50
  Partners I                                                                        19.5MW wind turbine
                                                                                    generation facility
                                                                                    located near Palm
                                                                                    Springs, California,
                                                                                    and to sell the power
                                                                                    generated there at
                                                                                    wholesale.
-------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystems          California   Tehacahapi   California            To own and operate a         0.50
  Partners II                                                                       10.4MW wind turbine
                                                                                    generation facility
                                                                                    located near Palm
                                                                                    Springs, California,
                                                                                    and to sell the power
                                                                                    generated there at
                                                                                    wholesale.
-------------------------------------------------------------------------------------------------------------------------
  Zond Systems, Inc.                California   Tehacahapi   California            To own and operate wind     78.33
                                                                                    turbine generation
                                                                                    facilities and to sell
                                                                                    the power generated
                                                                                    there at wholesale.
-------------------------------------------------------------------------------------------------------------------------
  ZWHC L.L.C.                       Delaware     Tehacahapi   California            To own and operate a        50.00
                                                                                    20MW wind turbine
                                                                                    generation facility
                                                                                    located near Tehachapi,
                                                                                    California and to sell
                                                                                    the power generated
                                                                                    there at wholesale.
-------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  California   Tehacahapi   California            To own and operate a         1.00
  Series 85-A                                                                       14.2MW wind turbine
                                                                                    generation facility
                                                                                    located near Tehachapi,
                                                                                    California and to sell
                                                                                    the power generated
                                                                                    there at wholesale.
-------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  California   Tehacahapi   California            To own and operate a         1.00
  Series 85-B                                                                       21.4MW wind turbine
                                                                                    generation facility
                                                                                    located near Tehachapi,
                                                                                    California and to sell
                                                                                    the power generated
                                                                                    there at wholesale.
-------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  California   Tehacahapi   California            To own and operate an        1.00
  Series 85-C                                                                       18MW wind turbine
                                                                                    generation facility
                                                                                    located in Alameda
                                                                                    County, California and
                                                                                    to sell the power
                                                                                    generated there at
                                                                                    wholesale.
-------------------------------------------------------------------------------------------------------------------------

                                                FOREIGN UTILITY COMPANIES


----------------------------------------------------------------------------------------------------------------------------------
                                                   INCORPORATION/                                                        %ENRON
         SUBSIDIARY                                 FORMATION      CITY          STATE             PURPOSE              OWNERSHIP
----------------------------------------------------------------------------------------------------------------------------------
     Batangas Power Corp.                           Philippines    Makati,      Philippines  To own and operate a power   50.00
                                                                   Metro                     plant facility in
                                                                   Manila                    Batangas, Republic of the
                                                                                             Philippines.
----------------------------------------------------------------------------------------------------------------------------------
     Companhia de Gas de Bahia S.A.                 Brazil         Bahia        Brazil       Gas distribution company     41.50
                                                                                             in the state of Bahia.
----------------------------------------------------------------------------------------------------------------------------------
     Companhia de Gas de Santa                      Brazil         Santa        Brazil       Gas distribution company     41.00
     Catarina S.A.                                                 Catarina                  in the state of Santa
                                                                                             Catarina.
----------------------------------------------------------------------------------------------------------------------------------
     Companhia Estadual de Gas do Rio               Brazil         Rio de       Rio de       To build, own and operate   25.3833
     de Janeiro                                                    Janeiro      Janeiro      a pipeline network in the
                                                                                             State of Rio de Janeiro,
                                                                                             Brazil.
----------------------------------------------------------------------------------------------------------------------------------
     Companhia Paraibana de Gas S.A.                Brazil         Paraiba      Brazil       Gas distribution company     41.50
                                                                                             in the state of Paraiba.
----------------------------------------------------------------------------------------------------------------------------------
     Companhia Paranaense de Gas S.A.               Brazil         Parana       Brazil       Gas distribution company     24.50
                                                                                             in the state of Parana.
----------------------------------------------------------------------------------------------------------------------------------
     Companhia Pernambucana de Gas                  Brazil         Pernambuco   Brazil       Gas distribution company     41.50
     S.A.                                                                                    in the state of
                                                                                             Pernambuco.
----------------------------------------------------------------------------------------------------------------------------------
     EcoElectrica, L.P.                             Bermuda        Penaclas     Puerto       To design, construct and     50.00
                                                                                Rico         own a power generating
                                                                                             facility in Puerto Rico.
----------------------------------------------------------------------------------------------------------------------------------
     ECT Colombia Pipeline Holdings 2               Cayman         Grand        Cayman       To be utilized in           100.00
     Ltd.                                           Islands        Cayman       Islands      connection with the bid to
                                                                                             purchase shares in
                                                                                             PROMIGAS S.A., ESP.
----------------------------------------------------------------------------------------------------------------------------------
     Electricidad Enron de Guatemala,               Guatemala      None         Guatemala    Development and             100.00
     S.A.                                                          listed                    construction of a power
                                                                                             facility in Guatemala.
----------------------------------------------------------------------------------------------------------------------------------
     Empresa Sergipana de Gas S.A.                  Brazil         Sergipe      Brazil       Gas distribution company     41.50
                                                                                             in the state of Sergipe.
----------------------------------------------------------------------------------------------------------------------------------
     Enron Capital & Trade Resources                England        London       England      To hold Enron Power         100.00
     Limited                                                                                 Corp.'s equity positions
                                                                                             in the various joint
                                                                                             venture projects being
                                                                                             developed in the United
                                                                                             Kingdom.
----------------------------------------------------------------------------------------------------------------------------------
     Enron Development Piti L.L.C.                  Delaware       Tamuning     Guam         To own and operate a power   50.00
                                                                                             plant facility in Piti,
                                                                                             Guam.
----------------------------------------------------------------------------------------------------------------------------------
     Enron Equity Corp.                             Delaware       Houston      Texas        To provide a                 73.00
                                                                                             deconsolidated entity for
                                                                                             tax purposes into which
                                                                                             earnings of Transportadora
                                                                                             de Gas del Sur, S.A.,
                                                                                             Batangas Power Corp., and
                                                                                             Subic Power Corp. will
                                                                                             flow.
----------------------------------------------------------------------------------------------------------------------------------
     Enron Power Operations Teesside                England        London       England      Operations and Management    50.00
----------------------------------------------------------------------------------------------------------------------------------
     Enron Power Philippines Corp.                  Philippines    Metro        Philippines  Holding company for         100.00
                                                                   Manila                    interests in power plant
                                                                                             facilities in the Republic
                                                                                             of the Philippines.
----------------------------------------------------------------------------------------------------------------------------------
     Enron Power Philippine Operating               Delaware       Houston      Texas        Operation of Philippine     100.00
     Corp.                                                                                   based power generating
                                                                                             facility at Batangas.
----------------------------------------------------------------------------------------------------------------------------------
     Enron Subic Power Corp.                        Philippines    Manila       Philippines  Lease and operate            99.00
                                                                                             electric/power generating
                                                                                             facilities.
----------------------------------------------------------------------------------------------------------------------------------
     Gas de Alagoas S.A.                            Brazil         Alagoas      Brazil      Gas distribution company      41.50
                                                                                            in the state of Alagoas.
----------------------------------------------------------------------------------------------------------------------------------
     Promigas S.A., E.S.P.                          Colombia       Barranquilla Colombia    Engaged in business of        38.67
                                                                                            natural gas
                                                                                            transportation, operation
                                                                                            of natural gas pipelines
                                                                                            for third parties,
                                                                                            pipeline services and the
                                                                                            utilization of compressed
                                                                                            natural gas.
----------------------------------------------------------------------------------------------------------------------------------
     Puerto Quetzal Power Corp.                     Delaware       Houston        Texas     Operation and Management      50.00
----------------------------------------------------------------------------------------------------------------------------------
     Riogas S.A.                                    Brazil         Rio de         Rio de    To build, own and operate    29.335
                                                                   Janeiro        Janeiro   a gas pipeline network in
                                                                                            the State of Rio de
                                                                                            Janeiro, Brazil
----------------------------------------------------------------------------------------------------------------------------------
     San Juan Gas Company, Inc.                     Puerto Rico    Mirimar        Puerto    Distribution and sale of     100.00
                                                                   Santurce       Rico      gas via underground
                                                                                            pipeline system in San
                                                                                            Juan,Puerto Rico
----------------------------------------------------------------------------------------------------------------------------------
     Sarlux S.R.L.                                  Italy          N/A            Italy     To participate in the         45.00
                                                                                            Sarlux IGCC Power Project.
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
                                             INCORPORATION/                                                              %ENRON
        SUBSIDIARY                             FORMATION          CITY      STATE             PURPOSE                   OWNERSHIP
----------------------------------------------------------------------------------------------------------------------------------
    Smith/Enron Cogeneration Limited        Turks & Caicos        Grand     Turks &         To construct, acquire and     50.00
    Partnership                             Isles                 Turk      Caicos,         own, manage and operate
                                                                            Island,         the project (a 185 MW
                                                                            B.W.I.          barge -mounted power
                                                                                            generation facility.)
----------------------------------------------------------------------------------------------------------------------------------
    Smith/Enron O&M Limited                 Turks & Caicos        Grand     Turks &         To operate and maintain the   50.00
    Partnership                             Isles                 Turk      Caicos,         approx. 185 MW power
                                                                            Island,         plant to be constructed
                                                                            B.W.I.          near Puerto Plata, Dom.
                                                                                            Rep.
----------------------------------------------------------------------------------------------------------------------------------
    Subic Power Corp.                       Philippines           Metro     Philippines     To design, construct, own     50.00
                                                                  Manila                    and operate power
                                                                                            generating facilities in
                                                                                            the Republic of the
                                                                                            Philippines.
----------------------------------------------------------------------------------------------------------------------------------
    Sutton Bridge Power                     England               London    England         Development of a gas-fired   100.00
                                                                                            power plant located at
                                                                                            Sutton Bridge in
                                                                                            Lincolnshire, England.
----------------------------------------------------------------------------------------------------------------------------------
    Teesside Gas Processing Limited         England               London    England         Responsible for the gas      100.00
                                                                                            liquids and gas processing
                                                                                            plant being built in
                                                                                            conjunction w/Teesside
                                                                                            Cogen plant.
----------------------------------------------------------------------------------------------------------------------------------
    Teesside Gas Transportation Limited     England               London    England         Responsible for gas supply   100.00
                                                                                            going to the Teesside
                                                                                            Cogen plant.
----------------------------------------------------------------------------------------------------------------------------------
    Teesside Power Holdings Limited         England               London    England         Main Activity:  Holding       85.00
                                                                                            Company
----------------------------------------------------------------------------------------------------------------------------------
    Teesside Power Limited                  England               London    England         Pending                       50.00
----------------------------------------------------------------------------------------------------------------------------------

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            SEE EXHIBIT C AND APPENDIX I FOR A DESCRIPTION OF THE INTEREST HELD.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  (For calendar year ended December 31, 1997)

               [ TO BE SUPPLEMENTED ON OR BEFORE MARCH 31, 1998.]


 ------------------------------------------------------------------------------------------------------------
                                                                                  GUARANTEES/
         SUBSIDIARY                              CAPITAL INVESTED                RECOURSE DEBT        NOTES
 -------------------------------------------------------------------------------------------------------------
                 EXEMPT WHOLESALE GENERATORS
 -------------------------------------------------------------------------------------------------------------
     Dabhol Power Company                                                                              (d)
 -------------------------------------------------------------------------------------------------------------
     Enron Europe Operations Limited
 -------------------------------------------------------------------------------------------------------------
     Hainan Meinan Power Company CJV
 -------------------------------------------------------------------------------------------------------------
     Lake Benton Power Partners L.L.C
 -------------------------------------------------------------------------------------------------------------
     Trakya Elektrik Uretim ve Ticaret A.S.
 -------------------------------------------------------------------------------------------------------------
     Zond Development Corporation
 -------------------------------------------------------------------------------------------------------------
     Zond-PanAero Windsystem Partners I
 -------------------------------------------------------------------------------------------------------------
     Zond-PanAero Windsystems Partners II
 -------------------------------------------------------------------------------------------------------------
     Zond Systems, Inc.
 -------------------------------------------------------------------------------------------------------------
     ZWHC L.L.C.
 -------------------------------------------------------------------------------------------------------------
     Zond Windsystems Partners, Ltd.,          Series 85-A
 -------------------------------------------------------------------------------------------------------------
     Zond Windsystems Partners, Ltd.,          Series 85-B
 -------------------------------------------------------------------------------------------------------------
     Zond Windsystems Partners, Ltd.,          Series 85-C
 -------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                        GUARANTEES/
         SUBSIDIARY                                     CAPITAL INVESTED                RECOURSE DEBT        NOTES
-------------------------------------------------------------------------------------------------------------------
                FOREIGN UTILITY COMPANIES
-------------------------------------------------------------------------------------------------------------------
    Batangas Power Corp.                                                                                      (c)
-------------------------------------------------------------------------------------------------------------------
    Companhia de Gas de Bahia S.A.                                                                            (d)
-------------------------------------------------------------------------------------------------------------------
    Companhia de Gas de Santa Catarina S.A.
-------------------------------------------------------------------------------------------------------------------
    Companhia Estadual de Gas do Rio de Janeiro
-------------------------------------------------------------------------------------------------------------------
    Companhia Paraibana de Gas S.A.
-------------------------------------------------------------------------------------------------------------------
    Companhia Paranaense de Gas S.A.
-------------------------------------------------------------------------------------------------------------------
    Companhia Pernambucana de Gas S.A.
-------------------------------------------------------------------------------------------------------------------
    EcoElectrica, L.P.
-------------------------------------------------------------------------------------------------------------------
    ECT Colombia Pipeline Holdings 2 Ltd.                         (a)
-------------------------------------------------------------------------------------------------------------------
    Electricidad Enron de Guatemala, S.A.
-------------------------------------------------------------------------------------------------------------------
    Empresa Sergipana de Gas S.A.
-------------------------------------------------------------------------------------------------------------------
    Enron Capital & Trade Resources Limited
-------------------------------------------------------------------------------------------------------------------
    Enron Development Piti L.L.C.
-------------------------------------------------------------------------------------------------------------------
    Enron Equity Corp.
-------------------------------------------------------------------------------------------------------------------
    Enron Power Operations Teesside
-------------------------------------------------------------------------------------------------------------------
    Enron Power Philippine Operating Co.
-------------------------------------------------------------------------------------------------------------------
    Enron Power Philippines Corp.
-------------------------------------------------------------------------------------------------------------------
    Enron Subic Power Corp
-------------------------------------------------------------------------------------------------------------------
    Gas de Alagoas S.A.
-------------------------------------------------------------------------------------------------------------------
    Promigas S.A. E.S.P.
-------------------------------------------------------------------------------------------------------------------
    Puerto Quetzal Power Corp.                                                                                (c)
-------------------------------------------------------------------------------------------------------------------
    Riogas S.A.
-------------------------------------------------------------------------------------------------------------------
    San Juan Gas Company                                                                                      (d)
-------------------------------------------------------------------------------------------------------------------
    Sarlux S.R.L.
-------------------------------------------------------------------------------------------------------------------
    Smith/Enron Cogeneration Limited Partnership                                                              (d)
-------------------------------------------------------------------------------------------------------------------
    Smith/Enron O&M Limited Partnership
-------------------------------------------------------------------------------------------------------------------
    Subic Power Corp.                                                                                         (d)
-------------------------------------------------------------------------------------------------------------------
    Sutton Bridge Power
-------------------------------------------------------------------------------------------------------------------
    Teesside Gas Processing Limited
-------------------------------------------------------------------------------------------------------------------
    Teesside Gas Transportation Limited
-------------------------------------------------------------------------------------------------------------------
    Teesside Power Holdings Limited                               (b)
-------------------------------------------------------------------------------------------------------------------
    Teesside Power Limited                                                                                    (c)
-------------------------------------------------------------------------------------------------------------------
                                                                                                              (d)
-------------------------------------------------------------------------------------------------------------------
    (a)   Holding company - holds investment in Promigas S.A.
          E.S.P.
    (b)   Holding company - investment in Teesside Power Ltd
    (c)   Guarantees issued to support letters of credit
    (d)   Guarantees issued to support trade obligations and debt
-------------------------------------------------------------------------------------------------------------------

             (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  (For calendar year ended December 31, 1997)

               [TO BE SUPPLEMENTED ON OR BEFORE MARCH 31, 1998.]


-------------------------------------------------------------------------------------------------------------------
                SUBSIDIARY                              CAPITALIZATION         NET EARNINGS         NOTES
-------------------------------------------------------------------------------------------------------------------
                   EXEMPT WHOLESALE GENERATORS
-------------------------------------------------------------------------------------------------------------------
     Dabhol Power Company
-------------------------------------------------------------------------------------------------------------------
     Enron Europe Operations Limited
-------------------------------------------------------------------------------------------------------------------
     Hainan Meinan Power Company CJV
-------------------------------------------------------------------------------------------------------------------
     Lake Benton Power Partners L.L.C
-------------------------------------------------------------------------------------------------------------------
     Trakya Elektrik Uretim ve Ticaret A.S.
-------------------------------------------------------------------------------------------------------------------
     Zond Development Corporation
-------------------------------------------------------------------------------------------------------------------
     Zond-PanAero Windsystem Partners I
-------------------------------------------------------------------------------------------------------------------
     Zond-PanAero Windsystem Partners II
-------------------------------------------------------------------------------------------------------------------
     Zond Systems, Inc.
-------------------------------------------------------------------------------------------------------------------
     ZWHC L.L.C.
-------------------------------------------------------------------------------------------------------------------
     Zond Windsystems Partners Ltd.,   Series 85-A
-------------------------------------------------------------------------------------------------------------------
     Zond Windsystems Partners Ltd.,   Series 85-B
-------------------------------------------------------------------------------------------------------------------
     Zond Windsystems Partners Ltd.,   Series 85-C
-------------------------------------------------------------------------------------------------------------------
                    FOREIGN UTILITY COMPANIES
-------------------------------------------------------------------------------------------------------------------
      Batangas Power Corp.
-------------------------------------------------------------------------------------------------------------------
      Companhia de Gas de Bahia S.A.
-------------------------------------------------------------------------------------------------------------------
      Companhia de Gas de Santa Catarina S.A.
-------------------------------------------------------------------------------------------------------------------
      Companhia Estadual de Gas do Rio de Janeiro
-------------------------------------------------------------------------------------------------------------------
      Companhia Paraibana de Gas S.A.
-------------------------------------------------------------------------------------------------------------------
      Companhia Paranaense de Gas S.A.
-------------------------------------------------------------------------------------------------------------------
      Companhia Pernambucana de Gas S.A.
-------------------------------------------------------------------------------------------------------------------
      EcoElectrica, L.P.
-------------------------------------------------------------------------------------------------------------------
      ECT Colombia Pipeline Holdings 2 Ltd.
-------------------------------------------------------------------------------------------------------------------
      Electricidad Enron de Guatemala, S.A.
-------------------------------------------------------------------------------------------------------------------
      Empresa Sergipana de Gas S.A.
-------------------------------------------------------------------------------------------------------------------
      Enron Capital & Trade Resources Limited
-------------------------------------------------------------------------------------------------------------------
      Enron Development Piti L.L.C.
-------------------------------------------------------------------------------------------------------------------
      Enron Equity Corp.
-------------------------------------------------------------------------------------------------------------------
      Enron Power Operations Teesside
-------------------------------------------------------------------------------------------------------------------
      Enron Power Philippine Operating Co.
-------------------------------------------------------------------------------------------------------------------
      Enron Power Philippines Corp.
-------------------------------------------------------------------------------------------------------------------
      Enron Subic Power Corp
-------------------------------------------------------------------------------------------------------------------
      Gas de Alagoas S.A.
-------------------------------------------------------------------------------------------------------------------
      Promigas S.A. E.S.P.
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                 SUBSIDIARY                              CAPITALIZATION           NET EARNINGS          NOTES
--------------------------------------------------------------------------------------------------------------
            FOREIGN UTILITY COMPANIES (CONTINUED)
--------------------------------------------------------------------------------------------------------------
    Puerto Quetzal Power Corp.
--------------------------------------------------------------------------------------------------------------
    Riogas S.A.
--------------------------------------------------------------------------------------------------------------
    San Juan Gas Company
--------------------------------------------------------------------------------------------------------------
    Sarlux S.R.L.
--------------------------------------------------------------------------------------------------------------
    Smith/Enron Cogeneration Limited Partnership
--------------------------------------------------------------------------------------------------------------
    Smith/Enron O&M Limited Partnership
--------------------------------------------------------------------------------------------------------------
    Subic Power Corp.
--------------------------------------------------------------------------------------------------------------
    Sutton Bridge Power
--------------------------------------------------------------------------------------------------------------
    Teesside Gas Processing Limited
--------------------------------------------------------------------------------------------------------------
    Teesside Gas Transportation Limited
--------------------------------------------------------------------------------------------------------------
    Teesside Power Holdings Limited
--------------------------------------------------------------------------------------------------------------
    Teesside Power Limited
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------


         (e) Identify any service, sales or construction contract(s) between EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         SEE APPENDIX III WHICH HAS BEEN FILED CONFIDENTIALLY WITH THE SECURITIES AND EXCHANGE COMMISSION.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.


                                        ENRON CORP.


                                        /s/ ROBERT H. BUTTS
                                        -------------------------------
                                        By:     Robert H. Butts
                                        Title:  Vice President and Controller
CORPORATE SEAL
Attest:
           /s/ KATE B. COLE
-----------------------------------------------
Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Robert D. Eickenroht, Assistant General Counsel
-----------------------------------------------
    (Name)                   (Title)

1400 Smith Street, EB3828
-----------------------------------------------
Houston, Texas 77002
Telephone:       713/853-3155
Telecopy:        713/646-5847

                                                                 12/31/97
                                                                 SEC FORM U-3A-2


                                   APPENDIX I


                        Enron Corp. Subsidiary Interests

               Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T

                                                                 12/31/97
                                                                 SEC FORM U-3A-2


                                  APPENDIX II

     Enron Corp. properties and subsidiary public utility company interests


----------------------------------------------------------------------------------------------------------------------
                                                       PRINCIPAL  PRINCIPAL
                                         PLACE OF      ADDRESS    ADDRESS                                    % ENRON
           SUBSIDIARY                   INCORPORATION   CITY      STATE        PURPOSE                      OWNERSHIP
----------------------------------------------------------------------------------------------------------------------
  PORTLAND GENERAL ELECTRIC COMPANY          Oregon    Portland  Oregon    Electric utility.                100.00
----------------------------------------------------------------------------------------------------------------------
    Portland General Transport Corporation   Oregon    Portland  Oregon    Sale of segmented gas            100.00
                                                                           pipeline capacity, currently
                                                                           inactive.
----------------------------------------------------------------------------------------------------------------------
      121 S.W.  Salmon St. Corporation       Oregon    Portland  Oregon    Leases PGE  Headquarters.        100.00
----------------------------------------------------------------------------------------------------------------------
      Worldwide Trade Center Northwest       Oregon    Portland  Oregon    Development of World             100.00
      Corporation                                                          Trade Center complex in
                                                                           Portland, Oregon.
----------------------------------------------------------------------------------------------------------------------


Enron Corp. has no properties other than the stock of its subsidiaries and an immaterial amount of office equipment and furniture. Its only public utility subsidiary is Portland General Electric Company ("PGE"). PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Oregon. PGE has a 321 MW ownership interest in generating plants in Washington (1 plant) and Montana (2 plants), comprising approximately 15% of its total generating capacity. PGE sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. PGE purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

PGE owns wholly or jointly the following generating facilities:

--------------------------------------------------------------------------------------------------------
                                                                   PERCENT OF COMPANY'S
    NAME                 LOCATION            NET CAPABILITY (MW)      INTEREST               FUEL
--------------------------------------------------------------------------------------------------------
  Sullivan              West Linn, OR                 16                100.0                Hydro
--------------------------------------------------------------------------------------------------------
  Faraday               Estacada, OR                  44                100.0                Hydro
--------------------------------------------------------------------------------------------------------
  River Mill            Estacada, OR                  23                100.0                Hydro
--------------------------------------------------------------------------------------------------------
  Bull Run              Bull Run, OR                  22                100.0                Hydro
--------------------------------------------------------------------------------------------------------
  Oak Grove             Three Lynx, OR                44                100.0                Hydro
--------------------------------------------------------------------------------------------------------
  Pelton                Madras, OR                    108               100.0                Hydro
--------------------------------------------------------------------------------------------------------
  North Fork            Estacada, OR                  54                100.0                Hydro
--------------------------------------------------------------------------------------------------------
  Round Butte           Madras, OR                    300               100.0                Hydro
--------------------------------------------------------------------------------------------------------
  Centralia             Centralia, OR                1,310                2.5                Coal
--------------------------------------------------------------------------------------------------------
  Bethel                Salem, OR                     116               100.0                Gas  or Oil
--------------------------------------------------------------------------------------------------------
  Beaver                Clatskanie, OR                500               100.0                Gas or Oil
--------------------------------------------------------------------------------------------------------
  Boardman              Boardman, OR                  508                65.0                Coal
--------------------------------------------------------------------------------------------------------
  Colstrip 3&4          Colstrip, MT                 1,440               20.0                Coal
--------------------------------------------------------------------------------------------------------
  Coyote Springs        Boardman, OR                  241               100.0                Gas or Oil
--------------------------------------------------------------------------------------------------------

                                                                 12/31/97
                                                                 SEC FORM U-3A-2


                            APPENDIX II (CONTINUED)


PGE's electric distribution system is located within its service territory in Oregon. PGE serves an area of 3,170 square miles, including 54 incorporated cities. PGE has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to PGE over the Northwest grid. PGE owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including PGE, and California utilities.

PGE has a 90% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County Washington where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

                                                                 12/31/97
                                                                 SEC FORM U-3A-2


                                 APPENDIX III

A description of service, sales or construction contracts between any EWG or foreign utility company and a system company.

                         Filed confidentially with the
                       Securities and Exchange Commission
pursuant to Rule 104 as promulgated under the Public Utility Holding Company Act